Exhibit 99.1

Acquisition by Energy Capital Partners and Co-Investors Approved by the High Court of Justice of England and Wales

December 10, 2024 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”), announced today that the High Court of Justice of England and Wales (the “Court”) has sanctioned the scheme of arrangement providing for the proposed acquisition of the Company by California Buyer Limited (“Bidco”), a vehicle controlled by funds managed by Energy Capital Partners (“ECP”) and which includes a large group of institutional co-investors (the “Transaction”), at a hearing held earlier today.

On May 27, 2024, Atlantica entered into an agreement pursuant to which 100% of its shares would be acquired by Bidco for $22 per share in cash. Closing of the Transaction will become effective upon the court order being delivered to the Registrar of the Companies in England and Wales, which is expected to occur on December 12, 2024 (the “Closing Date”). In connection with the closing of the Transaction, shareholders of record as of November 29, 2024 will also receive a final dividend of $ 0.2225 per share, as agreed between the Company and ECP and approved by the Board on November 14.

In addition, on November 6, 2024, Bidco closed an offering of U.S. $745 million aggregate principal amount of 6.375% Green Senior Notes due 2032 (the “Dollar Notes”) and €500 million aggregate principal amount of 5.625% Green Senior Notes due 2032 (the “Euro Notes” and together with the Dollar Notes, the “Green Notes”). Atlantica will become a co-issuer, and certain subsidiaries of Atlantica will become guarantors, of the Green Notes, following the closing of the Transaction. The Green Notes and related guarantees were only offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, outside of the United States, only to non-U.S. persons in accordance with Regulation S under the Securities Act. The Green Notes and the related guarantees have not been, and will not be, registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

Atlantica published an updated Green Finance Framework and received a Second Party Opinion. Also in connection with the Transaction, on November 6, 2024, Bidco entered into a new Revolving Credit Facility with aggregate commitments of U.S. $600 million with a group of banks which matures in 2029. Atlantica will become a co-borrower, and certain subsidiaries of Atlantica will become guarantors, of the new Revolving Credit Facility, following the closing of the Transaction.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as “may result”, “are expected to”, “will continue”, “is expected”, “likely to be”, “believe”, “will”, “could”, “should”, “would”, “estimated”, “may”, “plan”, “potential”, “future”, “projection”, “goals”, “target”, “outlook”, “predict”, “aim” and “intend” or words of similar meaning) or the negative of these terms or other comparable terminology are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to the Transaction and the implementation of the Scheme, the proposed timing and various actions and other conditions contemplated in respect of the Transaction and the Scheme.

The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) Bidco’s and Atlantica’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, or the satisfaction of all closing conditions to consummate the Transaction; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement between Atlantica and Bidco or any unanticipated difficulties or expenditures relating to the proposed Transaction; (c) risks related to diverting the attention of Atlantica’s management from ongoing business operations; (d) failure to realize the expected benefits of the Transaction; (e) significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; (g) Bidco’s ability to fund the cash required to consummate the Transaction; (h) risks related to future opportunities and plans for the Company, including the uncertainty of expected future regulatory filings, financial performance and results of the Company following completion of the Transaction; (i) disruption of currents plans and operations caused by the announcement of the proposed closing of the Transaction, making it more difficult to conduct business as usual or maintain relationships with current or future customers, employees or suppliers, financing sources, governmental authorities, and joint-venture partners; (j) effects relating to the announcement of the proposed closing of the Transaction or any further announcements or the consummation of the Transaction on the market price of Atlantica’s shares and, if the Transaction is not completed, and the Company continues as a publicly-traded entity, risks that the announcement of the proposed Transaction and the dedication of substantial resources of the Company to the completion of the Transaction could have an impact on its business, strategic relationships, operating results and activities in general; (k) risk of having to pay the company termination fee pursuant to the terms of the transaction agreement between Atlantica and Bidco; (l) regulatory initiatives and changes in tax laws that may impact the Transaction; (m) market volatility; and (n) other risks and uncertainties affecting Bidco and Atlantica and more. The inclusion of forward-looking statements should not be regarded as a representation that any transaction shall be consummated, including the Transaction or the payment of any dividend by the Company. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I—Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results, performance or achievements, and the timing of events to differ materially from those contained or implied in any forward-looking statement.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com)

About ECP

Energy Capital Partners (ECP), founded in 2005, is a leading equity and credit investor across energy transition, electrification and decarbonization infrastructure assets, including power generation, renewables and storage solutions, environmental infrastructure and sustainability, efficiency & reliability assets facilitating the energy transition. The ECP team, comprised of 90 people with 850 years of collective industry experience, deep expertise and extensive relationships, has consummated more than 100 equity (representing nearly $60 billion of enterprise value) and over 20 credit transactions since inception (www.ecpgp.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 203 807 67 09

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